Exhibit 99.1

TASEKO MINES: THE GIBRALTAR MINE AND

Williams Lake first nation renew

PARTICIPATION AND COOPERATION AGREEMENT

February 28, 2022, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the “Company”) is pleased to announce that the Gibraltar Mine and the Williams Lake First Nation (“WLFN”) have renewed a Participation and Cooperation Agreement (“Agreement”) originally developed and signed in April 2013.

The Agreement commits the Gibraltar Mine and the WLFN to work together in the interest of achieving environmentally responsible and economically beneficial mine development at Taseko’s copper-molybdenum mine near Williams Lake, BC. In addition to enhancing understanding, communication and cooperation between the parties, the Agreement also provides clear mechanisms to advance employment and contracting opportunities for WLFN members, as well as education, training, and community development initiatives.

To commemorate the renewed Agreement and relationship, the parties held a signing ceremony on February 24th, 2022, at the WLFN’s new administration building, near Williams Lake.

Stuart McDonald, President and CEO of Taseko, commented, “We are pleased to have renewed this important Agreement and look forward to building on our well-established relationship with the whole community. Throughout our long relationship with the WLFN, we have developed strong and open lines of communication and gained a better understanding of their history and approach to economic development. Taseko would like to thank the WLFN for being a forward-thinking, progressive partner and we look forward to continuing this prosperous partnership into the future.”

Chief Willie Sellars of the WLFN commented “We are proud of the positive relationship that has been fostered between our community and Gibraltar. Whenever possible, our approach is to work with industry to develop mutually beneficial relationships and opportunities, and our long-standing relationship with Gibraltar illustrates this. This partnership addresses WLFN’s need to be actively engaged in environmental stewardship and furthers the social, cultural, and economic interests and endeavors of our community.”

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Investor enquiries: Brian Bergot, Vice President, Investor Relations:

Media enquiries: Sean Magee, Vice President, Corporate Affairs

778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.